15027301

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48236

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FPCM SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 BROADWAY, 21st FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT R. LEWIS 212-380-2280
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Untracht Early LLC
(Name – *if individual, state last, first, middle name*)

325 Columbia Turnpike (Address) Florham Park (City) NJ (State) 07932 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 14 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT R. LEWIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FPCM SECURITIES, LLC, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

JANET ROBLES
NOTARY PUBLIC-STATE OF NEW YORK
No. 01RO6137590
Qualified In Kings County
My Commission Expires December 5, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FPCM Securities, LLC

Report on Audit of Financial Statements and
Supplementary Information

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

December 31, 2014

FPCM Securities, LLC

Report Pursuant to Rule 17a-5

Index to Financial Statements

December 31, 2014

CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Member's Capital	4
Statement of Cash Flows	5
Notes to Financial Statements	6-8
Supplementary Information	
Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1	9
Schedules II & III – Computation for Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements under Rule 15c3-3	10
Exemption Report SEA Rule 17a-5(d)(4)	11
Report of Independent Registered Public Accounting Firm on the Exemption Report SEA Rule 17a-5(g)(2)(ii)	12

Untracht Early

Untracht Early LLC
325 Columbia Turnpike, Suite 202
Florham Park, NJ 07932

T 973-408-6700
untracht.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
FPCM Securities, LLC

We have audited the accompanying financial statements of FPCM Securities, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. FPCM Securities, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of FPCM Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedule I (page 9), Schedule II and Schedule III (page 10) has been subjected to audit procedures performed in conjunction with the audit of FPCM Securities, LLC's financial statements. The supplemental information is the responsibility of FPCM Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Untracht Early LLC

Florham Park, New Jersey
February 21, 2015

FPCM Securities, LLC

Statement of Financial Condition

December 31, 2014

ASSETS		
Cash and cash equivalents	$	108,142
Accounts receivable		170,606
Other assets		29,029
TOTAL ASSETS	$	307,777
LIABILITIES AND MEMBER'S CAPITAL		
LIABILITIES		
Accrued commissions, bonus, and other payables	$	208,249
MEMBER'S CAPITAL		99,528
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	307,777

See accompanying Notes to Financial Statements

FPCM Securities, LLC

Statement of Operations

Year Ended December 31, 2014

REVENUE		
Commissions	$	1,708,560
Interest and dividend income		7
TOTAL REVENUE	$	1,708,567
EXPENSES		
Commissions	$	1,416,548
Bonuses		60,000
Occupancy and Equipment		26,400
Professional Services		49,155
Insurance		30,667
Licenses and Registration		18,500
IT, Data, and Communications		2,616
Other General and Administrative		47,724
TOTAL EXPENSES	$	1,651,610
NET INCOME	$	56,957

See accompanying Notes to Financial Statements

FPCM Securities, LLC

Statement of Changes in Member's Capital

Year Ended December 31, 2014

MEMBER'S CAPITAL, beginning of year	$	67,271
Capital distribution		(24,700)
Net income		56,957
MEMBER'S CAPITAL, end of year	**$**	**99,528**

See accompanying Notes to Financial Statements

FPCM Securities, LLC

Statement of Cash Flows

Year Ended December 31, 2014

CASH FLOWS PROVIDED BY (USED FOR) OPERATING ACTIVITIES		
Net income	$	56,957
Adjustment to reconcile net income to net cash provided by (used for) operating activities		
Change in accounts receivable		(19,953)
Change in other assets		(3,029)
Change in accrued commissions, bonus, and other payables		23,296
Net cash provided by (used for) operating activities		57,271
CASH FLOWS PROVIDED BY (USED FOR) FINANCING ACTIVITIES		
Capital distribution to member		(24,700)
Net increase (decrease) in cash and cash equivalents		32,571
CASH AND CASH EQUIVALENTS, beginning of year		75,571
CASH AND CASH EQUIVALENTS, end of year	**$**	**108,142**

See accompanying Notes to Financial Statements

Note 1 - Nature of Business

FPCM Securities, LLC ("the Company"), a wholly-owned subsidiary of FPCM Holdings, LLC (the "Parent Company"), was formed on February 14, 1995, under the Delaware Limited Liability Act. The Company acts as a broker-dealer engaging in the business of offering and selling securities and providing related financial services. The Company, which is a member of the Financial Industry Regulatory Authority ("FINRA"), carries no customer funds or securities. The principal office of the Company is located in New York, New York. No member is obligated personally for any debt, obligation, or liability of the Company solely by reason of being a member or acting as a manager.

The Company shall dissolve upon the earlier of the dissolution date specified by managers or withdrawal of all managers, insolvency, liquidation, or bankruptcy.

The Company operates under the provisions of subparagraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is, accordingly, exempt from the operating procedures of Rule 15c3-3.

The Company also entered into a Financial Operational and Procedures Agreement with Capital Markets Compliance, LLC in January 2006 to outsource its Financial and Operational Principal and Chief Financial Officer responsibilities.

Note 2 - Summary of Significant Accounting Policies

The Company follows U.S. Generally Accepted Accounting Principles ("U.S. GAAP") as established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operations, changes in member's equity, and cash flows. The following is a summary of the Company's significant accounting policies:

a. *Revenue Recognition and Accounts Receivable*

Revenue, which consists principally of commissions and fees on private placement variable life insurance and annuity contracts as well as registered products, is recognized on a transaction date basis. Accounts receivable are considered fully collectable by the Company and, accordingly, so no allowance for doubtful accounts is considered necessary.

b. *Use of Estimates*

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenue and expenses during the period. The Company believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from those estimates.

c. *Commissions*

Commission expense is recognized when the related revenue is earned. Commissions are paid to the appropriate registered representative within 30 days of the Company's successful receipt, deposit, and availability of related commission revenue.

Note 2 - Summary of Significant Accounting Policies - Continued

d. Income Taxes

The Company is a single member limited liability company and treated as a disregarded entity. Therefore, the income or losses of the Company flow through to and are taxable to its Parent, and no liability for income taxes is reflected in the accompanying financial statements.

The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authorities. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The parent company files tax returns as prescribed by the tax laws of the jurisdiction in which it operates. In the normal course of business, the parent company is subject to examination by federal, state, and local jurisdictions, where applicable. The earliest tax year that is subject to examination under the statute of limitations is 2011 for federal and state jurisdictions. As of December 31, 2014, the parent company did not have any unrecognized tax liabilities.

e. Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchases to be cash equivalents.

The Company has deposits with commercial financial institutions, which, at times, may exceed FDIC insured limits. Management periodically evaluates the credit worthiness of these institutions and has not experienced any losses on such deposits.

f. Subsequent Events

The Company has evaluated subsequent events through February 21, 2015, the date the financial statements were available to be issued. No material subsequent events were identified that would require recognition or disclosure in the financial statements.

Note 3 - Related Party Transactions

The Company entered into an annual agreement in 2006 with First Principles Capital Management, LLC, an affiliated entity, which provides leased office space and administrative services to the Company.

The agreement was amended in 2012 and requires the Company to pay monthly fees of $6,000 per month. The monthly fee includes rents, utilities, office expenses, computer equipment, information technology, property taxes, property insurance, repairs, and maintenance. Total expenses under the agreement amounted to $72,000 for the year ended December 31, 2014.

As a result of these transactions, the financial condition and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated completely independently.

Note 4 - Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The rule also provides that capital may not be withdrawn or cash distributions paid if the resulting ratio would exceed 10:1. At December 31, 2014, the Company had net capital of $102,745 which was $92,862 in excess of its required minimum net capital of $9,883. The Company's ratio of aggregate indebtedness, which is comprised of accrued commissions and other payables, to net capital was 1.44:1 as of December 31, 2014.

Note 5 – Major Contracts

Approximately 76% of the Company's commission and fee revenue for the year ended December 31, 2014, was derived from the commission contracts with three insurance companies. Accounts receivable of $131,845 was due from these companies as of December 31, 2014, of which 99.8% was collected in January of 2015.

FPCM Securities, LLC

Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1
Year Ended December 31, 2014

NET CAPITAL		
Total member's capital	$	99,528
ADD ALLOWABLE CREDITS		
Accrued discretionary bonus		60,000
LESS NON ALLOWABLE ASSETS		
Accounts receivable		25,591
Other assets		29,029
Total net capital before haircuts		104,908
LESS HAIRCUTS ON SECURITIES		
Money market funds		2,163
NET CAPITAL	$	102,745
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness		9,883
Minimum dollar net capital required		5,000
Net capital required (greater of above)		9,883
EXCESS NET CAPITAL	$	92,862
AGGREGATE INDEBTEDNESS	$	148,249
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.44:1

Note: There are no material differences between the above computation and the Company's corresponding unaudited FOCUS filing as of December 31, 2014. The Company claims an exemption to the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) of the rule.

See Report of Independent Registered Public Accounting Firm

FPCM Securities, LLC

Schedule II – Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

Schedule III – Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

FPCM

FPCM Securities, LLC

140 Broadway, 21st Floor, New York, NY 10005 Tel: 212-380-2280 Fax: 212-380-2290 www.fpcmllc.com

FPCM Securities, LLC

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

FPCM Securities, LLC ("the Company") is a registered broker/dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. The Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief in, the Company states the following:

Pursuant to paragraph k(2)(i) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2014.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: ______________________

Name: Robert R. Lewis

Title: CEO

Untracht Early

Untracht Early LLC
325 Columbia Turnpike, Suite 202
Florham Park, NJ 07932

T 973-408-6700
untracht.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
FPCM Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report SEA Rule 17a-5(d)(4), in which (1) FPCM Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which FPCM Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i) (the "exemption provision") and (2) FPCM Securities, LLC stated that FPCM Securities, LLC met the identified exemption provision throughout the most recent fiscal year without exception. FPCM Securities, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FPCM Securities, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Untracht Early LLC

Florham Park, New Jersey
February 21, 2015

Untracht Early

Untracht Early LLC
325 Columbia Turnpike, Suite 202
Florham Park, NJ 07932

T 973-408-6700
untracht.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors of
FPCM Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by FPCM Securities, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating FPCM Securities, LLC's compliance with the applicable instructions of Form SIPC-7. FPCM Securities, LLC's management is responsible for FPCM Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries that were entered in the Company's accounting software, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and the Company's books and records and related schedules supporting the adjustments, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the Company's books and records and related schedules supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. There was no overpayment noted on the Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Untracht Early LLC

Florham Park, New Jersey
February 21, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended DECEMBER 31, 20 14
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048236
FPCM SECURITIES, LLC
140 BROADWAY
18TH FLOOR
NEW YORK, NY 10005

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
RICK ALVAREZ (770) 263-7300

2. A. General Assessment (item 2e from page 2) $0

B. Less payment made with SIPC-6 filed (exclude interest) (0)

Date Paid

C. Less prior overpayment applied (150)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $(150)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $(150)

H. Overpayment carried forward $(150)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FPCM SECURITIES, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the_____ day of_______________, 20_____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JAN 1, 20 14 and ending DEC 31, 20 14
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,708,567
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,708,560
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	0
Total deductions	1,708,560
2d. SIPC Net Operating Revenues	$ 7
2e. General Assessment @ .0025	$ 0
	(to page 1, line 2.A.)